March 12, 2007

Mr. Ryan Rohn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	BKF Capital Group, Inc.
Form 8-K, filed February 12, 2007
File No.: 001-10024

Dear Mr. Rohn,

On behalf of BKF Capital Group (the “Company”), we respond as follows to your comment letter relating to the above-captioned Form 8-K (“Form 8-K”). Captions and page references herein correspond to those set forth in the amended Form 8-K. Please note that for your convenience, we have recited each of the comments is bold and provided the Company’s response to each comment immediately thereafter.

Thank you for providing comments on BKF’s Form 8K filed February 12, 2007, BKF is in agreement with your comments. Please find below our responses to your comments.

1.	In consideration that you have filed your Form 10-K for the fiscal year ending December 31, 2006 as of yet, please submit an amended Item 4.01 8-K once Grant Thornton LLP is not effectively your accountants. Please include an updated Exhibit 16 in the amended Form 8-K.

BKF’s annual report on Form 10-K was filed on March 2, 2007. As a result, we filed an amended Item 4.01 8-K on March 12, 2007 with an updated Exhibit 16.

2.	We note your disclosure that the report of Grant Thornton LLP did not contain an adverse opinion or disclaimer of opinion. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

The amended 8-K referenced in Item 1 above includes the recommended revision.

3.	The first sentence of the third paragraph that discloses that during the Company’s fiscal years ended December 31, 2005 and 2004, there were no disagreements with Grant Thornton LLP appears to contradict the sentence that follows in the paragraph, that “Except as disclosed in the following sentence…”. Please advise or revise.

The cited sentence has been revised.

4.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

The amended 8-K referenced in Item 1 above includes an updated Exhibit 16.

Please feel free to call with any questions or comments. Once again thank you for your comments.

Sincerely,

J. Clarke Gray

Table of Contents

BKF CAPITAL GROUP, INC.

COMPANY STATEMENT

BKF Capital Group Inc acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ J. Clarke Gray
J. Clarke Gray
Chief Financial Officer & Senior Vice President